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                                                              February 14, 2002


Via Edgar and Facsimile

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:    Pradip Bhaumik

         Re:      HIV-VAC, Inc.
                  Registration Statement on Form SB-2, Filed August 22, 2001 File No. 333-68122

Ladies and Gentlemen:

         On behalf of HIV-VAC, Inc. (the "Company"), we hereby respectfully request the consent of the Securities and Exchange Commission (the "Commission") to withdraw the Company's Registration Statement on Form SB-2 filed on August 22, 2001 (the "Registration Statement").

         The Company desires to withdraw the Registration Statement based on the Company's belief that Bromley Holdings, Inc. ("Bromley"), the selling securityholder on whose behalf it was filed, is ineligible to convert the Series B convertible preferred stock into common stock. This belief is based primarily on an order set forth by the Commission in an administrative proceeding (File No. 3-10642) against Joseph M. Blumenthal, the sole officer, director and shareholder of Bromley.

         Should you have any questions or comments or desire any additional information, please telephone the undersigned.

                                                          Very truly yours,

                                                          /s/ Jeffrey A. Rinde

                                                          Jeffrey A. Rinde